

December 2, 2010

Mr. Julio M. Quintana
Chief Executive Officer
Tesco Corporation
3993 W. Sam Houston Parkway N., Suite 100
Houston, TX, 77043

> **Re: Tesco Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Response Letter Dated November 19, 2010**
> **File No. 001-34090**

Dear Mr. Quintana:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief